09040446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 17 2009
505

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/29/2007 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sharebuilder Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th Ave NE
(No. and Street)

Bellevue	WA	98005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Greenshields, President — 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave Ste 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/10

OATH OR AFFIRMATION

I, A Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
[illegible] L. MARTIN
MY COMMISSION EXPIRES
[illegible] 7, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)
December 31, 2008
With Report of Independent Registered Public Accounting Firm

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young
Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Wa 98104-4086
Main tel: +1 206 621 1800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (the Company) (an indirect wholly owned subsidiary of ING Bank, fsb) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2009

ShareBuilder Securities Corporation
(An Indirect Wholly Owned Subsidiary of ING Bank, fsb)

Statement of Financial Condition

	December 31, 2008
Assets	
Cash and cash equivalents	$ 44,078,450
Receivable from clearing organization	145,666
Receivables from customers, net	25,136,993
Other receivable	1,089,337
Receivable from other affiliates	412,413
Securities owned	4,825,285
Prepaid expenses and other assets	646,116
Goodwill	110,530,591
Intangible assets, net of amortization	93,235,025
Total assets	$ 280,099,876
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 2,827,867
Payable to customers	1,690,957
Accounts payable and accrued liabilities	8,594,320
Payable to ING Bank, net	10,875,222
Payable to SBC, net	857,856
Deferred tax liabilities, net	29,476,517
Deferred revenue	363,763
Total liabilities	54,686,502
Subordinated equity loan from SBC	35,000,000
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – none	–
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	350,000
Additional paid in capital	217,525,124
Accumulated deficit	(27,461,750)
Total stockholder's equity	190,413,374
Total liabilities and stockholder's equity	$ 280,099,876

See accompanying notes.

1. Organization and Nature of Business

ShareBuilder Securities Corporation (the Company or SSC), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation (SBC).

On November 15, 2007, ING Bank, fsb (ING Bank or the Parent), through its subsidiary ING DIRECT Securities, Inc. (IDSI) acquired all of the outstanding shares of ShareBuilder Corporation and its subsidiaries, which included SSC (the Merger). To conform with the applicable accounting standards, ING Bank established a new basis of accounting for the net assets acquired and has applied push-down accounting to record the net assets in the statement of financial condition of SSC.

The push-down accounting was comprised of the following (dollars in thousands):

Escrow receivable and other tangible assets, net	$ 574
Intangible assets	102,900
Deferred tax liabilities	(36,015)
Goodwill	110,602
Capital contribution from push-down accounting upon Merger	$ 178,061

IDSI is a wholly owned subsidiary of ING Bank, which in turn is an indirect subsidiary of ING Groep N.V. Until November 14, 2008, IDSI was a distributor of mutual funds of affiliates. Effective November 14, 2008, the Parent restructured and IDSI's net assets were contributed to SBC and then to SSC.

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on the Parent and SBC, key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

2. Summary of Significant Accounting Policies

Financial Reporting Period

During 2008, the Company's year end was amended to coincide with IDSI's year end, which is December 31. Prior to that time, the Company reported on a 52- or 53-week year ending on the Friday nearest to June 30.

Use of Estimates in the Preparation of Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, money market accounts, and investment accounts with financial institutions. Recorded amounts approximate fair value. The Company considers all cash deposits and highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned include odd lot and fractional shares of readily marketable common stock, exchange-traded funds, and mutual funds retained when the Company purchases shares on behalf of customers and are reported on a settlement-date basis, which is materially consistent with the trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased are stated at market value and represent obligations to deliver specified securities at predetermined prices. Market value is generally based on published market prices or other relevant factors, including dealer price quotations. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned and securities sold, not yet purchased also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. Stock index option contracts are recorded at fair value. The Company's derivative instruments do not qualify for hedge accounting.

Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (Federal Reserve), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25 percent of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30 percent of the value of the securities in the account. The Company may increase this requirement up to 100 percent on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary.

Through April 17, 2008, the Company's margin operations were exclusively funded by its clearing broker. On April 17, 2008, the Company entered into a $35 million subordinated equity loan agreement with SBC. The proceeds from the subordinated equity loan were used to pay off the outstanding payable balance to the clearing broker and to support the margin credit and leverage needs of its customers. The Company still maintains its margin relationship with its clearing broker.

2. Summary of Significant Accounting Policies (continued)

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from the Parent, SBC, or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes that it is unlikely that the Company will have to make any material payments under these arrangements, and no liability related to these has been recognized in the statement of financial condition.

Receivables from and Payable to Customers

Receivables from and payable to customers include the amounts due from and due to customers on margin, securities, and cash transactions.

Allowance for Doubtful Accounts and Fraud Losses

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the nature of the fraud activity and a specific customer's ability to pay its obligations to the Company. The allowance for doubtful accounts was $809,352 at December 31, 2008.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Included in the statement of financial condition are goodwill and intangible assets recorded as a result of push-down accounting in connection with the Merger. Goodwill is not amortized and the Company tests goodwill for impairment on at least an annual basis as of June 30 or more frequently if events and circumstances indicate impairment may have occurred. In performing the impairment tests, the Company utilizes a blended analysis of the present value of future discounted cash flows and market valuation approach to estimate the fair value of the Company as a whole.

Intangible assets are amortized over their estimate useful lives. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount.

Inventory

Inventory is included in prepaid expenses and other assets and consists of retail products available for sale, which are accounted for using the first-in, first-out method and are valued at the lower of cost or market value. This valuation requires the Company to make judgments based on currently available information about sales and expected recoverable values. Based on this evaluation, the Company adjusts the carrying amount of inventories to the lower of cost or market value.

Stock-Based Compensation

Prior to the Merger, the Company's employees participated in various incentive plans of SBC. At that time, the Company recorded its allocated share of SBC's stock-based compensation cost according to SFAS 123(R) (revised 2004), *Share-Based Payment* (SFAS 123 (R)), and related interpretations. SFAS 123(R) requires the cost resulting from stock options to be measured at fair value.

In conjunction with the Merger, all stock options were cancelled and settled in cash. Subsequent to the Merger, there are no stock incentive plans in which employees participated.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the Tax Sharing Agreement between the Parent and its subsidiaries. In accordance with this agreement, the Parent determines the Company's share of federal income tax liability or benefit based on its contribution to the consolidated taxable income or loss.

The Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized.

New Accounting Pronouncements

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* (FIN 48), clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also requires recognition in the statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. As of December 31, 2008, the Company had no uncertain tax positions that FIN 48 requires be recognized or disclosed in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

On December 29, 2007, the Company adopted certain provisions of SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurement. The Company will adopt the provisions of SFAS 157 as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis on January 1, 2009. The partial adoption of SFAS 157 did not have an impact, nor does the Company expect the full adoption to materially impact the financial position. The Company also adopted FASB Staff Position No. FIN 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3), which clarifies the application of SFAS 157, in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP 157-3 did not have a material impact on the statement of financial condition.

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS 159) permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. The Company adopted SFAS 159 on December 29, 2007 and did not elect fair value treatment on qualifying instruments existing as of December 29, 2007, at the date of adoption. Accordingly, the adoption of SFAS 159 did not have an impact on the statement of financial condition.

SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* (SFAS 161), requires enhanced disclosures about an entity's derivative and hedging activities. SFAS 161 is effective for statement of financial condition issued for reporting periods beginning after November 15, 2008. The adoption of SFAS 161 is not expected to have a material impact on the statement of financial condition.

3. Receivables from and Payable to Clearing Organizations

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, include the following:

	December 31, 2008	
	Securities Owned	**Sold, Not Yet Purchased**
Corporate stocks	$ 4,787,285	$ 2,802,867
Stock index option contracts	38,000	25,000
	$ 4,825,285	$ 2,827,867

The clearing broker has the right to hypothecate the corporate shares owned by the Company.

5. Financial Instruments

Cash and cash equivalents, cash segregated under regulation, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value at December 31, 2008. It is not practicable to estimate the fair value of the subordinated equity loan at December 31, 2008 since it is a related party transaction.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At December 31, 2008, the Company had 20 stock index call options and 20 stock index put options. The underlying values (notional amounts) of the call and put options are approximately $1,806,500 and $1,806,500, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the statement of financial condition and are indicative only of the position at December 31, 2008.

6. Fair Values of Assets and Liabilities

The Company adopted SFAS 157 on December 29, 2007. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. In accordance with SFAS 157, the Company applied the following fair value hierarchy:

Level 1 – Assets and liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or future contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

The following is a description of calculation methodologies used for assets and liabilities recorded at fair value and the basis for estimating fair value. These are reflected as recurring or nonrecurring in compliance with SFAS No. 157 disclosures.

Assets

Cash and cash equivalents – Cash equivalents include money market and investment accounts that hold excess liquid funds. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets.

Securities owned – Securities owned include odd lot and fractional shares of readily marketable common stock, exchange-traded funds and mutual funds retained when shares are purchased on behalf of customers. Securities owned also include major market stock option index contracts. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets.

6. Fair Values of Assets and Liabilities (continued)

Liabilities

Securities sold, not yet purchased – Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices and stock option index contracts that are recorded at fair value on a recurring basis. Fair value measurement for securities sold, not yet purchased is based upon quoted market prices in active markets, and therefore are classified as Level 1 liabilities.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

	December 31, 2008			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Cash and cash equivalents	$ 44,078,450	$ 44,078,450	$ –	$ –
Securities owned	$ 4,825,285	$ 4,825,285	$ –	$ –
Liabilities:				
Securities sold, not yet purchased	$ 2,827,867	$ 2,827,867	$ –	$ –

7. Goodwill and Intangible Assets

There were no adjustments in assets or liabilities recorded at fair value on a nonrecurring basis, and therefore no disclosures are required for the period ended December 31, 2008.

The following table summarizes the changes in goodwill and intangible assets recorded as a result of the application of push-down accounting in connection with the Merger. The purchase price allocation associated with the settlement of escrow and certain tax asset balances was adjusted in November 2008, which resulted in a net ($71,697) adjustment to goodwill.

Goodwill balance at December 29, 2007	$ 110,602,288
Purchase accounting adjustments	(71,697)
Goodwill balance at December 31, 2008	$ 110,530,591

7. Goodwill and Intangible Assets (continued)

The gross carrying values and accumulated amortization of identifiable intangible assets are as follows:

	December 31, 2008		
	Gross	Accumulated Amortization	Net
	(Dollars in Thousands)		
Amortizing:			
Customer and partner relationships	$ 76,500	$ (6,042)	$ 70,458
Developed technology	15,700	(3,533)	12,167
Trade name and trademark	10,600	(1,192)	9,408
License	1,350	(148)	1,202
Covenants	100	(100)	–
Total amortizing identifiable intangible assets	$ 104,250	$ (11,015)	$ 93,235

Customer relationship identifiable intangible assets related to partnership channels and direct channels are amortized on a straight-line basis over 14 years. Partner relationship channels are amortized on a straight-line basis over 17 years. Developed technology is amortized on a straight-line basis over five years. Trade name and trademark identifiable intangible assets are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis over 11 years. The weighted-average life for total amortizing identifiable intangible assets is 13 years, which includes a weighted average life of 14 years for the customer and partner relationships.

8. Income Taxes

The components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2008
Deferred tax assets:	
Accrued vacation	$ 78,593
Allowance for doubtful accounts and fraud losses	244,285
Deferred revenue	127,317
Net operating loss carryforwards	2,284,866
Total deferred tax assets	2,735,061
Deferred tax liabilities:	
Intangible assets	(32,211,578)
Total deferred tax liabilities	(32,211,578)
Net deferred tax liabilities	$ (29,476,517)

The Company does not have a valuation allowance because it is more likely than not that the deferred tax assets will be realized. The Company has net operating loss carryforwards of approximately $6.5 million, which are available to reduce future taxable income for federal income tax purposes. Such net operating loss carryforwards begin to expire in 2020. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

9. Related-Party Transactions

The Company has certain payables to and receivables from the Parent relating to its operating transactions arising from the normal course of business, including income taxes and payroll. The Company also records its allocated share of the Parent's expenses related to IT, marketing, payroll and benefits. The payables to and receivables from the Parent are included in "Payable to ING Bank, net" on the statement of financial condition.

9. Related-Party Transactions (continued)

The Company shares certain resources and office space with SBC and is charged a portion of compensation, benefits, accounting fees, office supplies, rent, depreciation, and other operating expenses based on proportionate usage. Additionally, the Company has a License and Royalty Agreement with SBC. The License Agreement provides for payments from the Company to SBC for the Company's ongoing use of the software, technology, and trademarks generated and owned by SBC. "Payable to SBC, net" reflects amounts payable for the aforementioned operating and License and Royalty Agreements for expenses paid by SBC on behalf of the Company.

During 2008, the Parent contributed $13 million of capital to the Company in the form of cash. On November 14, 2008, the Parent merged IDSI's brokerage operations into SSC. As a result, IDSI contributed net assets of $3,116,505 to SBC, which was then pushed down to the Company as a capital contribution. All of IDSI's rights, title and interest in and to all of its assets, fees or other payments arising from transactions occurring in the conduct of IDSI's securities business were transferred to the Company. The net assets transferred consisted of $3,071,620 of cash and $44,885 of other assets.

In April 2008, the Company entered into a $35 million Subordinated Equity Loan Agreement with SBC that was indirectly financed by the Parent. Interest accrued at 4.75% per annum on the principal, and matures no earlier than April 2011. The subordinated equity loan was approved by FINRA and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The proceeds from the subordinated equity loan were used to pay off the payable balance to the clearing broker and to support the margin credit and leverage needs of its customers. Accrued interest payable of $138,541 is included in "Payable to SBC, net" and $35,000,000 is reflected as "Subordinated equity loan from SBC" on the statement of financial condition.

In May 2008, the Company entered into a series of four dealer and omnibus operating agreements (Funds Agreements) with ING Funds Distributor, LLC, an indirect subsidiary of ING Group N.V. and an affiliate of the Company. The Funds Agreements provide the Company with revenue sharing arrangements in exchange for selling ING mutual funds. The Funds Agreements are omnibus in nature where customer records reside with the Company and the Company receives service fees from ING Funds Distributor, LLC for managing customer accounts. Receivable from other affiliates of $412,413 is included on the statement of financial condition at December 31, 2008.

9. Related-Party Transactions (continued)

Prior to the Merger, the Company's employees participated in the stock option plan, the 401(k), and the profit-sharing plan and other employee programs of SBC. Subsequent to the Merger, the Company's employees may participate in the 401(k) and other employee programs of the Parent and its affiliates.

10. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2008.

11. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $45,818,544 as defined, which was $44,272,418 in excess of its required minimum net capital of $1,546,126. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1 at December 31, 2008.

Advances to affiliates, repayment of subordinated equity loans, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2008.

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